SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

                                (Amendment No. 10)

                            Synta Pharmaceuticals Corp.
                                 (Name of Issuer)

                                   Common Stock
                          (Title of Class of Securities)

                                    87162T206
                                  (CUSIP Number)

                             Mr. Heath N. Weisberg
                               Caxton Corporation
                           731 Alexander Road, Bldg. 2
                           Princeton, New Jersey 08540
                                 (609) 919-7608
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                          10/17/13, 11/13/13 and 12/6/13
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      CxSynta LLC
      02-0604347

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)|_|
                                                                          (b)|x|

(3)   SEC Use Only.

(4)   Source of Funds (See Instructions).

      WC

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     |_|

(6)   Citizenship or Place of Organization

      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power:

      0

(8)   Shared Voting Power:

      7,761,716

(9)   Sole Dispositive Power:

      0

(10)  Shared Dispositive Power:

      7,761,716

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      7,761,716

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (see instructions).                                                    |_|

(13)  Percent of Class Represented by Amount in Row (11).

      9.1%

(14)  Type of Reporting Person (See Instructions).

      OO

(1)   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Caxton Corporation
      22-2437619

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)|_|
                                                                          (b)|x|

(3)   SEC Use Only.

(4)   Source of Funds (See Instructions).

      AF

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     |_|

(6)   Citizenship or Place of Organization

      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power:

      0

(8)   Shared Voting Power:

      20,093,183

(9)   Sole Dispositive Power:

      0

(10)  Shared Dispositive Power:

      20,093,183

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      20,093,183

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (see instructions).                                                    |_|

(13)  Percent of Class Represented by Amount in Row (11).

      23.6%

(14)  Type of Reporting Person (See Instructions).

      CO

(1)   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Kovner 2011-A Investment Trust

2)    Check the Appropriate Box if a Member of a Group (See Instructions) (a)|_|
                                                                          (b)|x|

(3)   SEC Use Only.

(4)   Source of Funds (See Instructions).

      OO

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     |_|

(6)   Citizenship or Place of Organization

      New York

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power:

      0

(8)   Shared Voting Power:

      125,000

(9)   Sole Dispositive Power:

      0

(10)  Shared Dispositive Power:

      125,000

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      125,000

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (see instructions).                                                    |_|

(13)  Percent of Class Represented by Amount in Row (11).

      0.1%

(14)  Type of Reporting Person (See Instructions).

      OO

(1)   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Kovner 2011-B Investment Trust

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)|_|
                                                                          (b)|x|

(3)   SEC Use Only.

(4)   Source of Funds (See Instructions).

      OO

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     |_|

(6)   Citizenship or Place of Organization

      New York

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power:

      0

(8)   Shared Voting Power:

      125,000

(9)   Sole Dispositive Power:

      0

(10)  Shared Dispositive Power:

      125,000

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      125,000

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (see instructions).                                                    |_|

(13)  Percent of Class Represented by Amount in Row (11).

      0.1%

(14)  Type of Reporting Person (See Instructions).

      OO

(1)   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Kovner 2011-C Investment Trust

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)|_|
                                                                          (b)|x|

(3)   SEC Use Only.

(4)   Source of Funds (See Instructions).

      OO

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     |_|

(6)   Citizenship or Place of Organization

      New York

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power:

      0

(8)   Shared Voting Power:

      125,000

(9)   Sole Dispositive Power:

      0

(10)  Shared Dispositive Power:

      125,000

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      125,000

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (see instructions).                                                    |_|

(13)  Percent of Class Represented by Amount in Row (11).

      0.1%

(14)  Type of Reporting Person (See Instructions).

      OO

(1)   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Kovner 2011-D Investment Trust

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)|_|
                                                                          (b)|x|

(3)   SEC Use Only.

(4)   Source of Funds (See Instructions).

      OO

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     |_|

(6)   Citizenship or Place of Organization

      New York

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power:

      0

(8)   Shared Voting Power:

      125,000

(9)   Sole Dispositive Power:

      0

(10)  Shared Dispositive Power:

      125,000

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      125,000

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (see instructions).                                                    |_|

(13)  Percent of Class Represented by Amount in Row (11).

      0.1%

(14)  Type of Reporting Person (See Instructions).

      OO

(1)   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Kovner 2012-A Synta Investment Trust

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)|_|
                                                                          (b)|x|

(3)   SEC Use Only.

(4)   Source of Funds (See Instructions).

      OO

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     |_|

(6)   Citizenship or Place of Organization

      New York

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power:

      0

(8)   Shared Voting Power:

      475,000

(9)   Sole Dispositive Power:

      0

(10)  Shared Dispositive Power:

      475,000

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      475,000

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (see instructions).                                                    |_|

(13)  Percent of Class Represented by Amount in Row (11).

      0.6%

(14)  Type of Reporting Person (See Instructions).

      OO

(1)   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Kovner 2012-B Synta Investment Trust

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)|_|
                                                                          (b)|x|

(3)   SEC Use Only.

(4)   Source of Funds (See Instructions).

      OO

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     |_|

(6)   Citizenship or Place of Organization

      New York

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power:

      0

(8)   Shared Voting Power:

      475,000

(9)   Sole Dispositive Power:

      0

(10)  Shared Dispositive Power:

      475,000

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      475,000

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (see instructions).                                                    |_|

(13)  Percent of Class Represented by Amount in Row (11).

      0.6%

(14)  Type of Reporting Person (See Instructions).

      OO

(1)   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Kovner 2012-C Synta Investment Trust

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)|_|
                                                                          (b)|x|

(3)   SEC Use Only.

(4)   Source of Funds (See Instructions).

      OO

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     |_|

(6)   Citizenship or Place of Organization

      New York

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power:

      0

(8)   Shared Voting Power:

      475,000

(9)   Sole Dispositive Power:

      0

(10)  Shared Dispositive Power:

      475,000

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      475,000

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (see instructions).                                                    |_|

(13)  Percent of Class Represented by Amount in Row (11).

      0.6%

(14)  Type of Reporting Person (See Instructions).

      OO

(1)   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Kovner 2012-D Synta Investment Trust

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)|_|
                                                                          (b)|x|

(3)   SEC Use Only.

(4)   Source of Funds (See Instructions).

      OO

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     |_|

(6)   Citizenship or Place of Organization

      New York

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power:

      0

(8)   Shared Voting Power:

      475,000

(9)   Sole Dispositive Power:

      0

(10)  Shared Dispositive Power:

      475,000

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      475,000

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (see instructions).                                                    |_|

(13)  Percent of Class Represented by Amount in Row (11).

      0.6%

(14)  Type of Reporting Person (See Instructions).

      OO

(1)   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Kovner 2012 Family Trust B

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)|_|
                                                                          (b)|x|

(3)   SEC Use Only.

(4)   Source of Funds (See Instructions).

      OO

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     |_|

(6)   Citizenship or Place of Organization

      New York

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power:

      0

(8)   Shared Voting Power:

      3,100,000

(9)   Sole Dispositive Power:

      0

(10)  Shared Dispositive Power:

      3,100,000

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      3,100,000

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (see instructions).                                                    |_|

(13)  Percent of Class Represented by Amount in Row (11).

      3.6%

(14)  Type of Reporting Person (See Instructions).

      OO

(1)   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      OB Select Opportunities, LLC

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)|_|
                                                                          (b)|x|

(3)   SEC Use Only.

(4)   Source of Funds (See Instructions).

      WC

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     |_|

(6)   Citizenship or Place of Organization

      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power:

      0

(8)   Shared Voting Power:

      5,460,000

(9)   Sole Dispositive Power:

      0

(10)  Shared Dispositive Power:

      5,460,000

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      5,460,000

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (see instructions).                                                    |_|

(13)  Percent of Class Represented by Amount in Row (11).

      6.4%

(14)  Type of Reporting Person (See Instructions).

      OO

(1)   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Ben-Ur, David

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)|_|
                                                                          (b)|x|

(3)   SEC Use Only.

(4)   Source of Funds (See Instructions).

      PF

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     |_|

(6)   Citizenship or Place of Organization

      United States

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power:

      6,200

(8)   Shared Voting Power:

      0

(9)   Sole Dispositive Power:

      6,200

(10)  Shared Dispositive Power:

      0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      6,200

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (see instructions).                                                    |_|

(13)  Percent of Class Represented by Amount in Row (11).

      0.0%

(14)  Type of Reporting Person (See Instructions).

      IN

(1)   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Krishnamurthy, Arvind

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)|_|
                                                                          (b)|x|

(3)   SEC Use Only.

(4)   Source of Funds (See Instructions).

      PF

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     |_|

(6)   Citizenship or Place of Organization

      United States

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power:

      5,000

(8)   Shared Voting Power:

      0

(9)   Sole Dispositive Power:

      5,000

(10)  Shared Dispositive Power:

      0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      5,000

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (see instructions).                                                    |_|

(13)  Percent of Class Represented by Amount in Row (11).

      0.0%

(14)  Type of Reporting Person (See Instructions).

      IN

(1)   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Shteinbuk, Yuriy

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)|_|
                                                                          (b)|x|

(3)   SEC Use Only.

(4)   Source of Funds (See Instructions).

      PF

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     |_|

(6)   Citizenship or Place of Organization

      United States

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power:

      3,000

(8)   Shared Voting Power:

      0

(9)   Sole Dispositive Power:

      3,000

(10)  Shared Dispositive Power:

      0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      3,000

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (see instructions).                                                    |_|

(13)  Percent of Class Represented by Amount in Row (11).

      0.0%

(14)  Type of Reporting Person (See Instructions).

      IN

(1)   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Weisberg, Heath

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)|_|
                                                                          (b)|x|

(3)   SEC Use Only.

(4)   Source of Funds (See Instructions).

      PF

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     |_|

(6)   Citizenship or Place of Organization

      United States

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power:

      3,000

(8)   Shared Voting Power:

      0

(9)   Sole Dispositive Power:

      3,000

(10)  Shared Dispositive Power:

      0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      3,000

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (see instructions).                                                    |_|

(13)  Percent of Class Represented by Amount in Row (11).

      0.0%

(14)  Type of Reporting Person (See Instructions).

      IN

(1)   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Wolfe, Jason

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)|_|
                                                                          (b)|x|

(3)   SEC Use Only.

(4)   Source of Funds (See Instructions).

      PF

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     |_|

(6)   Citizenship or Place of Organization

      United States

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power:

      4,000

(8)   Shared Voting Power:

      0

(9)   Sole Dispositive Power:

      4,000

(10)  Shared Dispositive Power:

      0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      4,000

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (see instructions).                                                    |_|

(13)  Percent of Class Represented by Amount in Row (11).

      0.0%

(14)  Type of Reporting Person (See Instructions).

      IN

(1)   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      KFO HOLDINGS LLC

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)|_|
                                                                          (b)|x|

(3)   SEC Use Only.

(4)   Source of Funds (See Instructions).

      WC

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     |_|

(6)   Citizenship or Place of Organization

      United States

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power:

      0

(8)   Shared Voting Power:

      6,871,467

(9)   Sole Dispositive Power:

      0

(10)  Shared Dispositive Power:

      6,871,467

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      6,871,467

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (see instructions).                                                    |_|

(13)  Percent of Class Represented by Amount in Row (11).

      8.1%

(14)  Type of Reporting Person (See Instructions).

      OO

(1)   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Kovner, Bruce

(2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)|_|
                                                                          (b)|x|

(3)   SEC Use Only.

(4)   Source of Funds (See Instructions).

      AF,PF

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     |_|

(6)   Citizenship or Place of Organization

      United States

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power:

      3,075,666

(8)   Shared Voting Power:

      25,593,183

(9)   Sole Dispositive Power:

      3,075,666

(10)  Shared Dispositive Power:

      25,593,183

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      28,668,849

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (see instructions).                                                    |_|

(13)  Percent of Class Represented by Amount in Row (11).

      33.6%

(14)  Type of Reporting Person (See Instructions).

      IN

Item 3.     Source and Amount of Funds or Other Consideration

            Item 3 is hereby amended by adding the following thereto:

            Mr. Kovner has expended, in aggregate, approximately $51,804,640 (excluding commissions, if any) to acquire 9,444,480 shares of Synta Pharmaceuticals Corp. The purchase price for the shares of Common Stock acquired by Mr. Kovner was paid out of Mr. Kovner's personal funds. 52,372 of the outstanding shares of Common Stock directly owned by Mr. Kovner were issued to Mr. Kovner as compensation for his service on the Company's Board of Directors or certain of its committees. Mr. Kovner also was granted 37,000 options on the Common Stock of the Company as compensation in connection with his service on the Company's Board of Directors.

            CxSynta has expended an aggregate of approximately $92,662,085 (excluding commissions, if any) to purchase the 7,761,716 shares of Common Stock directly owned by it. The purchase price for such acquired shares was paid out of CxSynta working capital.

            Mr. David Ben-Ur has expended, in aggregate, approximately $37,076 (excluding commissions) to acquire 6,200 shares of the Company.

            Mr. Arvind Krishnamurthy has expended, in aggregate, approximately $28,730 (excluding commissions) to acquire 5,000 shares of the Company.

            Mr. Yuriy Shteinbuk has expended, in aggregate, approximately $17,175 (excluding commissions) to acquire 3,000 shares of the Company.

            Mr. Heath Weisberg has expended, in aggregate, approximately $12,820 (excluding commissions) to acquire 3,000 shares of the Company.

            Mr. Jason Wolfe has expended, in aggregate, approximately $16,813 (excluding commissions) to acquire 4,000 shares of the Company.

            KFO Holdings LLC has expended, in aggregate, approximately $37,969,772 (excluding commissions) to acquire 6,673,281 shares of the company. KFO Holdings LLC also received 976,522 shares of Common Stock of the Company as a transfer from Mr. Kovner. KFO Holdings LLC transferred 778,336 shares of Common Stock to OB Select Opportunities, LLC.

            Kovner 2012 Family Trust B has expended, in aggregate, approximately $14,138,859 (excluding commissions) to acquire 3,100,000 shares of the company.

            OB Select Opportunities has expended an aggregate of approximately $6,000,000 (excluding commissions, if any) to purchase the 1,600,000 shares of Common Stock directly owned by it. OB Select Opportunities LLC received 3,081,664 shares of Common Stock of the Company as a transfer from Mr. Kovner. OB Select OpportunitiesLLC received 778,336 shares of Common Stock of the Company as a transfer from KFO Holdings, LLC.

            With the exception of the Kovner 2012 Family Trust B, each of the trusts listed herein have received their respective shares of Common Stock of the Company as gifts from Mr. Kovner. Mr. Kovner also transferred 976,522 shares of Common Stock to KFO Holdings LLC and 3,081,664 shares of common stock to OB Select Oppoortunities LLC.

Item 4.     Purpose of Transaction.

            Each of the shares of Common Stock of the Company that are indicated herein were acquired for investment purposes. Based on a review of the investment, each of the Reporting Persons may, in the open market or otherwise, acquire, cause to be acquired, dispose of, or cause to be disposed of, Common Stock or other securities of the Company, or derivatives or other instruments related to the securities of the Company.

            Mr. Kovner currently serves as a Director of the Company. In that capacity, he participates in the ordinary course in Board of Directors' related activities and may participate in the management of the Company.

            Except as set forth in this Schedule 13D, none of the reporting persons has any plans or proposals that relate to any of the matters referred to in paragraphs (a) through (j) of the instructions to
            Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

            Subparagraph (a), (b) and (c) of Item 5 of the Schedule 13D is hereby amended and replaced by the following:

(a)   (i)   CxSynta LLC beneficially owns 7,761,716 shares of Common Stock, representing approximately 9.1% of the 85,203,073 shares of Common
            Stock reported to be outstanding in the 424B5 prospectus supplement dated November 13, 2013. The percentages used herein and in the rest of this Amendment No. 10 are calculated based upon such number of outstanding shares.

      (ii) Caxton Corporation is the managing member of CxSynta LLC Manager of KFO Holdings LLC and OB Select Opportunities LLC and as such, has voting and dispositive power with respect to the 7,761,716 shares beneficially owned by CxSynta LLC, the 6,871,467 shares beneficially owned by KFO Holdings LLC and the 5,460,000 shares beneficially owned by OB Select Opportunities LLC. As a result, Caxton Corporation may be deemed to beneficially own 20,093,183 shares of Common Stock, representing approximately 23.6% of the total shares of Common Stock issued and outstanding.

      (iii) Kovner 2011-A Investment Trust beneficially owns 125,000 shares of Common Stock, representing approximately 0.1% of the total shares of Common Stock issued and outstanding. Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 125,000 shares. As a result, Mr. Kovner may be deemed to beneficially own 125,000 shares of Common Stock, representing approximately 0.1% of the total shares of Common Stock issued and outstanding.

      (iv) Kovner 2011-B Investment Trust beneficially owns 125,000 shares of Common Stock, representing approximately 0.1% of the total shares of Common Stock issued and outstanding. Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 125,000 shares. As a result, Mr. Kovner may be deemed to beneficially own 125,000 shares of Common Stock, representing approximately 0.1% of the total shares of Common Stock issued and outstanding.

      (v) Kovner 2011-C Investment Trust beneficially owns 125,000 shares of Common Stock, representing approximately 0.1% of the total shares of Common Stock issued and outstanding. Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 125,000 shares. As a result, Mr. Kovner may be deemed to beneficially own 125,000 shares of Common Stock, representing approximately 0.1% of the total shares of Common Stock issued and outstanding.

      (vi) Kovner 2011-D Investment Trust beneficially owns 125,000 shares of Common Stock, representing approximately 0.1% of the total shares of Common Stock issued and outstanding. Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 125,000 shares. As a result, Mr. Kovner may be deemed to beneficially own 125,000 shares of Common Stock, representing approximately 0.1% of the total shares of Common Stock issued and outstanding.

      (vii) Kovner 2012-A Synta Investment Trust beneficially owns 475,000 shares of Common Stock, representing approximately 0.6% of the total shares of Common Stock issued and outstanding. Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 475,000 shares. As a result, Mr. Kovner may be deemed to beneficially own 475,000 shares of Common Stock, representing approximately 0.6% of the total shares of Common Stock issued and outstanding.

     (viii) Kovner 2012-B Synta Investment Trust beneficially owns 475,000 shares of Common Stock, representing approximately 0.6% of the total shares of Common Stock issued and outstanding. Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 475,000 shares. As a result, Mr. Kovner may be deemed to beneficially own 475,000 shares of Common Stock, representing approximately 0.6% of the total shares of Common Stock issued and outstanding.

      (ix) Kovner 2012-C Synta Investment Trust beneficially owns 475,000 shares of Common Stock, representing approximately 0.6% of the total shares of Common Stock issued and outstanding. Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 475,000 shares. As a result, Mr. Kovner may be deemed to beneficially own 475,000 shares of Common Stock, representing approximately 0.6% of the total shares of Common Stock issued and outstanding.

       (x) Kovner 2012-D Synta Investment Trust beneficially owns 475,000 shares of Common Stock, representing approximately 0.6% of the total shares of Common Stock issued and outstanding. Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 475,000 shares. As a result, Mr. Kovner may be deemed to beneficially own 475,000 shares of Common Stock, representing approximately 0.6% of the total shares of Common Stock issued and outstanding.

      (xi) Kovner 2012 Family Trust beneficially owns 3,100,000 shares of Common Stock, representing approximately 3.6% of the total shares of Common Stock issued and outstanding. Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 3,100,000 shares. As a result, Mr. Kovner may be deemed to beneficially own 3,100,000 shares of Common Stock, representing approximately 3.6% of the total shares of Common Stock issued and outstanding.

      (xii) OB Select Opportunities LLC directly owns of 5,460,000 shares of Common Stock, representing approximately 6.4% of the total shares of Common Stock issued and outstanding. Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 5,460,000 shares. As a result, Mr. Kovner may be deemed to beneficially own 5,460,000 shares of Common Stock, representing approximately 6.4% of the total shares of Common Stock issued and outstanding.

     (xiii) Mr. Ben-Ur is the Chief Investment Officer of Caxton Alternative Management LP and has sole beneficial ownership of 6,200 shares of Common Stock, representing approximately 0.0% of the total shares of Common Stock issued and outstanding.

      (xiv) Mr. Arvind Krishnamurthy is principal of Caxton Alternative Management LP and has sole beneficial ownership of 5,000 shares of Common Stock, representing approximately 0.0% of the total shares of Common Stock issued and outstanding.

       (xv) Mr. Yuriy Shteinbuk is associate of Caxton Alternative Management LP and has sole beneficial ownership of 3,000 shares of Common Stock, representing approximately 0.0% of the total shares of Common Stock issued and outstanding.

      (xvi) Mr. Heath Weisberg is general counsel of Caxton Alternative Management LP and has sole beneficial ownership of 3,000 shares of Common Stock, representing approximately 0.0% of the total shares of Common Stock issued and outstanding.

     (xvii) Mr. Jason Wolfe is head trader of Caxton Alternative Management LP and has sole beneficial ownership of 4,000 shares of Common Stock, representing approximately 0.0% of the total shares of Common Stock issued and outstanding.

    (xviii) KFO Holdings LLC beneficially owns of 6,871,467 shares of Common
            Stock, representing approximately 8.1% of the total shares of Common Stock issued and outstanding. Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to such 6,871,467 shares. As a result, Mr. Kovner may be deemed to beneficially own 6,871,467 shares of Common Stock, representing approximately 8.1% of the total shares of Common Stock issued and outstanding.

      (xix) Mr. Kovner has sole beneficial ownership of 3,075,666 shares of Common Stock, which includes options to purchase 37,000 shares of Common Stock upon the exercise of such options. In addition, Mr. Kovner is the Chairman and sole shareholder of Caxton Corporation, the managing member of CxSynta LLC, and the Manager of KFO Holdings LLC and as a result may be deemed to beneficially own the securities of the Company owned by CxSynta LLC and KFO Holdings LLC. Mr. Kovner may be deemed to indirectly have voting and dispositive power with respect to each of the following trusts and, as a result, may be deemed to beneficially own the 5,500,000 securities of the Company owned by such trusts, in aggregate: Kovner 2012-A Synta Investment Trust; Kovner 2012-B Synta Investment Trust; Kovner 2012-C Synta Investment Trust; Kovner 2012-D Synta Investment Trust; Kovner 2011-A Investment Trust; 2011-B Investment Trust; 2011-C Investment Trust; 2011-D Investment Trust and Kovner 2012 Family Trust B. As a result of the foregoing, deemed to beneficially own an aggregate of 28,668,849 shares of Common Mr. Kovner may be Stock, representing approximately 33.6% of the total shares of Common Stock issued and outstanding.

            Mr. Kovner disclaims beneficial ownership of the shares of Common Stock owned directly by CxSynta LLC and KFO Holdings LLC, except to the extent of his pecuniary interest therein. Mr. Kovner also disclaims beneficial ownership of the shares of Common Stock directly owned by each of the aforementioned trusts.

(b) Caxton Corporation and Mr. Kovner, as Chairman and sole shareholder of Caxton Corporation, the managing member of CxSynta LLC and the manager of KFO Holdings LLC and OB Select Opportunities, LLC, may be deemed to share voting and dispositive power over 7,761,716 shares of Common Stock owned directly by CxSynta LLc, over 6,871,467 shares of Common Stock owned directly by KFO Holdings LLC and 5,460,000 shares of Common Stock owned directly by OB Select Opportunities LLC. Mr. Kovner may be deemed to share voting and dispositive power with respect to the aggregate 5,500,000 shares of Common Stock held by the following trusts: Kovner 2011-A Investment Trust, Kovner 2011-B Investment Trust, Kovner 2011-C Investment Trust, Kovner 2011-D Investment Trust, Kovner 2012-A Synta Investment Trust, Kovner 2012-B Synta Investment Trust, Kovner 2012-C Synta Investment Trust, Kovner 2012-D Synta Investment Trust and Kovner 2012 Family Trust B. Mr. Ben-Ur has sole voting and dispositive power over the 6,200 shares of Common Stock owned directly by him. Mr. Krishnamurthy has sole voting and dispositive power over the 5,000 shares of Common Stock owned directly by him. Mr. Shteinbuk has sole voting and dispositive power over the 3,000 shares of Common Stock owned directly by him. Mr. Weisberg has sole voting and dispositive power over the 3,000 shares of Common Stock owned directly by him. Mr. Wolfe has sole voting and dispositive power over the 4,000 shares of Common Stock owned directly by him. In addition, Mr. Kovner has sole voting and dispositive power with respect to the 3,075,666 shares of Common Stock (which includes the options thereon) that he directly beneficially owns.

(c) On October 17, 2013, Mr. Kovner transferred 50,000 shares of Common Stock to KFO Holdings, LLC. On November 13, 2013, KFO Holdings purchased 3,400,000 shares of Common Stock at an average price of $3.75 per share. On November 13, 2013, OB Select Opportunities purchased 1,600,000 shares of Common Stock at an average price of $3.75 per share. On December 6, 2013 Mr. Kovner transferred 3,081,664 shares of Common Stock to OB Select Opportunites LLC. On December 6, 2013 KFO Holdings LLC transferred 778,336 shares of Common Stock to OB Select Opportunites LLC.

      Except as reported in this statement on Schedule 13D, the Reporting Persons are not believed to have engaged in any other transactions in the Company's securities since the most recent filing of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Item 6 is hereby amended by adding the following thereto:

            The information contained in Item 5 of this Amendment No.10 is incorporated by reference.

            Mr. Ben-Ur serves as Chief Investment Officer, Mr. Krishnamurthy serves as principal, Mr. Shteinbuk serves as associate, Mr. Weisberg serves as General Counsel and Mr. Wolfe serves as Trader of Caxton Alternative Management LP, an entity indirectly controlled by Mr. Kovner. As such they have agreed, during the course of their employment with Caxton Alternative Management LP, to abide by certain policies and procedures applicable to Mr. Kovner as a Director of the Company. By reason of this agreement, Mr. Kovner, Mr. Ben-Ur, Mr. Krishnamurthy, Mr. Shteinbuk, Mr. Weisberg and Mr. Wolfe may be deemed to be members of a group. Mr. Kovner, Mr. Ben-Ur, Mr. Krishnamurthy, Mr. Shteinbuk, Mr. Weisberg and Mr. Wolfe and all other Reporting Persons named herein, expressly disclaim beneficial ownership of the Common Stock of the other Reporting Persons, except to the extent they may have an interest in such other Reporting Person.

            Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons filing this Report or the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.     Material to Be Filed as Exhibits

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        CxSynta LLC

Date: 12/16/2013                        By Caxton Corporation, Managing Member
                                        of CxSynta LLC,
                                        /s/ Heath N. Weisberg,
                                        ----------------------
                                        as Chief Compliance Officer of Caxton
                                        Corporation

                                        Caxton Corporation

Date: 12/16/2013                        /s/ Heath N. Weisberg,
                                        ----------------------
                                        as Chief Compliance Officer of Caxton
                                        Corporation


Date: 12/16/2013                        Kovner 2011-A Investment Trust

                                        /s/ Karen Cross,
                                        ----------------
                                        Vice President and Treasurer of Cadence
                                        Trust Company

Date: 12/16/2013                        Kovner 2011-B Investment Trust

                                        /s/ Karen Cross, Vice President
                                        and Treasurer of Cadence Trust Company

Date: 12/16/2013                        Kovner 2011-C Investment Trust

                                        /s/ Karen Cross,
                                        ----------------
                                        Vice President and Treasurer of Cadence
                                        Trust Company

Date: 12/16/2013                        Kovner 2011-D Investment Trust

                                        /s/ Karen Cross,
                                        ----------------
                                        Vice President and Treasurer of Cadence
                                        Trust Company

Date: 12/16/2013                        Kovner 2012-A Synta Investment Trust

                                        /s/ Karen Cross,
                                        ----------------
                                        Vice President and Treasurer of Cadence
                                        Trust Company

Date: 12/16/2013                        Kovner 2012-B Synta Investment Trust

                                        /s/ Karen Cross,
                                        ----------------
                                        Vice President and Treasurer of Cadence
                                        Trust Company

Date: 12/16/2013                        Kovner 2012-C Synta Investment Trust

                                        /s/ Karen Cross,
                                        ----------------
                                        Vice President and Treasurer of Cadence
                                        Trust Company

Date: 12/16/2013                        Kovner 2012-D Synta Investment Trust
                                        /s/ Karen Cross,
                                        ----------------
                                        Vice President and Treasurer of Cadence
                                        Trust Company

Date: 12/16/2013                        Kovner 2012 Family Trust B
                                        /s/ Karen Cross, Vice President
                                        and Treasurer of Cadence Trust Company

Date: 12/16/2013                        OB Select Opportunities, LLC

                                        By Caxton Corporation, Manager
                                        of OB Select Opportunities LLC,
                                        /s/ Heath N. Weisberg,
                                        ----------------------
                                        as Chief Compliance Officer of Caxton
                                        Corporation

Date: 12/16/2013                        David Ben-Ur
                                        /s/ David Ben-Ur
                                        ----------------

Date: 12/16/2013                        Arvind Krishnamurhty
                                        /s/ Arvid Krishnamurthy
                                        -----------------------

Date: 12/16/2013                        Yuriy Shteinbuk
                                        /s/ Yuriy Shteinbuk
                                        -------------------

Date: 12/16/2013                        Heath N. Weisberg
                                        /s/ Heath N. Weisberg
                                        ---------------------

Date: 12/16/2013                        Jason Wolfe
                                        /s/ Jason Wolfe
                                        ---------------

Date: 12/16/2013                        KFO Holdings LLC

                                        By Caxton Corporation, Manager
                                        of KFO Holdings LLC,
                                        /s/ Heath N. Weisberg,
                                        ----------------------
                                        as Chief Compliance Officer of Caxton
                                        Corporation

                                        Bruce S. Kovner
Date: 12/16/2013                        /s/ Heath N. Weisberg,
                                        ----------------------
                                        as attorney in fact for Bruce Kovner


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).